Tenet Attends Key Canadian Trade Shows to Raise Awareness for its Upcoming Canadian Business Hub(TM)

Toronto, Ontario--(Newsfile Corp. - May 24, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hub™, connected with an important segment of the Canadian SME landscape as well as an influential segment of the lending sector with its recent participation at the Restaurants Canada (RC) Show 2022 (https://www.rcshow.com/) and the 2022 National Conference for Canada's Credit Unions (NCCCU). The Company's Business Hub™, already a success in China, is currently being adapted for the Canadian market and aims to provide Canadian SME owners and execs with a powerful business development ecosystem allowing them to pre-qualify for loans and credit, advertise their products and services, connect and network with each other, access exclusive content, obtain market intelligence reports and ultimately access to global markets.

The RC Show was an opportunity for Tenet to connect directly with impactful SMEs that are driving the food and hospitality industries across Canada. Held in Toronto from May 9-11, the RC Show was a dynamic hybrid event with eight curated pavilions, hundreds of products and services represented, over 250 speakers across five stages, six competitions, and four networking events alongside a virtual platform broadcasting live programming and connecting buyers and suppliers through their online marketplace. Tenet was represented at the event by Marc Pearson and Luc Godard, respectively Vice President of Strategic Alliances, and Vice President of Marketing & Communications of Tenet's Cubeler subsidiary.

"The Business Hub™ aims to revolutionize how SMEs approach their credit needs, how they network and promote their products and services," explained Mr. Pearson. "The RC Show 2022 allowed us to connect with a high number of entrepreneurs and explain our value proposition. We were very pleased with the feedback and the pre-registrations we were able to gather for the upcoming Canadian Hub, which is slated to launch later in 2022. Hearing from SMEs directly, including on the challenges that they have faced throughout the pandemic and what their expectations are now that things are returning to a new normal, really got us excited about providing them with a platform and the tools they need to thrive in this new era."

Tenet also attended the 2022 NCCCU where over 100 Canadian lenders took part in an exchange of key industry priorities, such as open banking, economic and policy trends, business strategies, payments modernization, and technology. The event took place at Niagara Falls from May 8-11. Evrard D. Nkwemi, Cubeler's Director of Financial Institutions Relationship and Credit Analysis, represented Tenet at the event.

"As markets continue to reopen, meeting with leading lending industry representatives was an enlightening experience," said Mr. Nkwemi. "I was very pleased at the reception given to the value proposition of our Business Hub™ for lenders. We managed to connect with several interested potential lending partners that we will follow up with as the Canadian Hub gets closer to launch."

Mr. Godard added: "The Business Hub™'s success hinges on buy-in from both SMEs and lenders as demonstrated by the results in China. Attending these trade shows was really our first forays into the Canadian marketplace and a very effective way for us to gather intelligence, network and raise awareness about our offering. The interest surrounding our business ecosystem concept was highly encouraging and really helps us to connect with key demographics to better understand their needs and challenges."

Tenet will also be in attendance at Canada's largest retail industry event, RCC Store 2022 (https://storeconference.ca/), hosted by the Retail Council of Canada in Toronto from May 31 to June 1.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through various Business Hubs™ to create a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. For more information: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

Facebook: @Tenetfintech

LinkedIn: Tenet Fintech

YouTube: Tenet Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/125070